

October 31, 2014

Via E-mail
Najeeb U. Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
24025 Park Sorrento
Suite 410,
Calabasas, CA 91302

> **Re: NetSol Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 16, 2014**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have reviewed your letter dated August 20, 2014 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 31, 2014.

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 2. Summary of Significant Accounting Policies

(I) Property and Equipment, page F-12

1.   Please clarify your disclosures that indicate you capitalize costs incurred in developing internal-use computer software within "Computer equipment and software." In this respect, explain whether these capitalized costs are included within property and equipment or intangible assets.

Note 7. Property, Plant and Equipment, page F-20

2. Please describe in detail the nature of the computer equipment purchased during fiscal 2014 and 2013. Tell us the estimated useful life over which you depreciate the computer equipment. In addition, quantify the amount of depreciation expense and accumulated depreciation on your computer equipment during fiscal 2014 and 2013.

Note 8. Intangible Assets, page F-21

3. We note from your response to prior comment 3 that you expense research and development costs incurred for internally developed computer software products until technological feasibility is established. Please tell us when technological feasibility was established for the NSF Ascent product and how you were able to satisfy each of the requirements in ASC 985-20-25-2. Describe in detail the nature of the NSF Ascent product costs capitalized subsequent to the establishment of technological feasibility. Provide us with an analysis that shows the amount of costs capitalized each period subsequent to the establishment of technological feasibility. Additionally, explain in greater detail why you believe 10 years represents the estimated useful life over which to amortize the NSF Ascent costs. We refer you to 985-20-35.

Note 16. Commitments and Contingencies

(B) Litigation, page F-36

4. We note from your disclosures on page F-41 that a class action lawsuit was filed subsequent to your fiscal year ended June 30, 2014. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief